Exhibit 99.1

GLOBAVEND HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: GVH)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on 28 April 2025

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Globavend Holdings Limited (the “Company” or “GVH”) will be held at 10:00a.m. (Eastern Time) on 28 April 2025. The EGM is a virtual shareholders meeting conducted exclusively via a live audio and video webcast. Shareholders will be able to attend, speak at, watch and listen to the EGM live, submit questions at or prior to the EGM and vote their shares electronically at the EGM from virtually any location around the world. In order to attend the EGM, you must register in advance at https://meeting.vstocktransfer.com/GLOBAVENDAPR25. A Zoom account is required for registration. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you access to the Extraordinary General Meeting. Shareholders who are entitled to attend and vote at the EGM may submit questions in writing in advance, by sending them to project@globavend.com by no later than 5:00 p.m. (Eastern Time) on Thursday, 24 April 2025 or submit them at the EGM by clicking “Q&A” button on the banner on your screen. The Company intends to address the questions during the EGM, to the extent appropriate and relevant to the matters submitted for consideration and, if thought fit, approval at the EGM.

At the EGM, the following resolutions will be proposed for consideration and, if thought fit, approval:

1.	“THAT AS A SPECIAL RESOLUTION with effect from the second business day (meaning a day, excluding Saturdays, Sundays and legal holidays, on which the commercial banks in the City of New York are required to open for business throughout their normal business hours) following the date of passing this resolution:-

(a)	the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 shares of US$0.001 par value each to US$2,000,000 divided into 2,000,000,000 shares of US$0.001 par value each (the “Increase”);

(b)	the designation of existing issued shares of US$0.001 par value each of the Company as ordinary shares shall remain unchanged;

(c)	the second amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum of association and articles of association of the Company;

(d)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

2.	“THAT with effect from such date as determined by the board of directors of the Company by no later than 27 April 2026 (Eastern Time) (the “Effective Date”):-

(a)	such number between every two (2) to every two hundred and fifty (250) issued and unissued shares in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by no later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Share Consolidation”);

(b)	the board of directors of the Company be and is hereby granted with fully authority to determine the Consolidation Ratio by no later than the Effective Date failing which this resolution shall not take any effect;

(c)	each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)	the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

Please refer to Annex I hereto for the form of the New M&A containing the amendments (shown as blackline) to the existing amended and restated memorandum and articles of association, proposed to be adopted at the EGM.

The board of directors of the Company has fixed the close of business on 7 April 2025 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy card is also available for viewing on our website at https://globavend.com and on the SEC’s website at https://www.sec.gov.

Your vote is important. For registered holders who do not plan to attend the EGM electronically, you are urged to cast your vote by promptly marking, dating, signing and returning the proxy card via mail by no later than 10:00a.m. (Eastern Time) on 26 April 2025. Registered holders attending the EGM in person or by proxy may cast their vote on VStock Transfer, LLC’s (“VStock”) online portal during the EGM by entering the Control Number, which is included on your proxy card, at the link available in the “Resources” button during the EGM.

If your shares are not held in your name and instead are held in an account at a brokerage firm, bank, dealer or other similar organization, you are the beneficial owner of shares held in street name and this Notice will be forwarded to you by that organization. The organization holding your account is considered to be the registered holder of record for purposes of voting at the EGM. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account.

By Order of the Board of Directors,
Globavend Holdings Limited

/s/ Yau Wai Yiu
Yau Wai Yiu
Chairman of the Board and Director

10 April 2025